SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

       For the month of: November, 2004   Commission File Number: 0-30816
                         --------------                           -------

                          AURORA METALS (BVI) LIMITED
                            -----------------------
                              (Name of Registrant)

            P.O. Box 3711 Station Terminal, 349 West Georgia Street,
                            Vancouver, Canada V6B 3Z1
                            -----------------------
                    (Address of Principal Executive Offices)
                             Telephone: 303-727-8609

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F  [X]      Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AURORA METALS (BVI) LIMITED

Date: November 12, 2004                BY:  /s/ John A.A. James
      -----------------                     -------------------
                                            John A.A. James
                                            President and Director

Date: November 12, 2004                BY:  /s/ A. Cameron Richardson
      -----------------                     -------------------------
                                            A. Cameron Richardson
                                            Chief Financial Officer and Director


                                  EXHIBIT INDEX

Exhibit     Description of Exhibit:

            September 30, 2004 quarterly financial statements

12.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


                           AURORA METALS (BVI) LIMITED

This quarterly report contains statements that plan for or anticipate the future and are not historical facts. In this Report these forward looking statements are generally identified by words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Because forward looking statements involve future risks and uncertainties, these are factors that could cause actual results to differ materially from the estimated results. Additional factors are discussed in Aurora Metals (BVI) Limited's materials filed with the securities regulatory authorities in the United States from time to time. Aurora Metals
(BVI) Limited disclaims any intention or obligation to update or revise any forward-looking statements.

The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for such statements, may not apply to this Report.

Financial Statements:
Consolidated Balance Sheets                 - September 30, 2004 and December 31, 2003
Consolidated Statements of Operations       - Nine Months Ended September 30, 2004
Consolidated Statements of Cash Flows       - Nine Months Ended September 30, 2004
Notes to Consolidated Financial Statements


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

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Balance Sheet
September 30, 2004
(Expressed in U.S. Dollars)                                September 30   December 31
(Unaudited)                                                        2004          2003
--------------------------------------------------------------------------------------
ASSETS

Current
Cash and cash equivalents                                $      53,948   $        737

--------------------------------------------------------------------------------------
Total current assets                                            53,948            737

Mineral property costs                                               -              -
--------------------------------------------------------------------------------------
Total Assets                                             $      53,948   $        737
--------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)

LIABILITIES

Current
Accounts payable and accrued liabilities                        10,647         33,850
--------------------------------------------------------------------------------------
Total Liabilities                                        $      10,647   $     33,850
--------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIENCY)
Share Capital
Authorized
50,000,000 common shares, with par value $0.01each
Issued
17,548,076 (December 2003 - 16,463,076) common shares          175,481        164,631
Additional paid-in capital                                   1,464,373      1,312,473
Accumulated (deficit) during the exploration stage          (1,596,553)    (1,510,217)
--------------------------------------------------------------------------------------
Stockholders' equity (deficiency)                               43,301        (33,113)
--------------------------------------------------------------------------------------
Total liabilities and stockholders' equity (deficiency)  $      53,948   $        737
--------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements


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

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statement of Operations            Cumulative    Three months    Three months     Nine months     Nine months
(Expressed in U.S. Dollars)                  June 17, 1997           ended           ended           ended           ended
(Unaudited)                                 (inception) to    September 30    September 30    September 30    September 30
                                              September 30   --------------------------------------------------------------
                                                      2004            2004            2003            2004            2003
---------------------------------------------------------------------------------------------------------------------------
General and administrative expenses
Administrative and general                 $       119,345   $       4,756   $      12,329   $      21,959   $      61,823
Professional fees - accounting and audit            65,939             480             749           7,270          76,896
Professional fees - legal                          126,717             239              13           1,739           2,036
Consulting fees                                     78,720               -               -               -             255
Stock based compensation                             9,500               -               -               -               -
---------------------------------------------------------------------------------------------------------------------------
                                                   400,221           5,475          13,091          30,968         141,010

Project development expenses                       220,365          20,630         (12,718)         42,618         139,908
Exploration expenses                               903,217               -               -               -               -
Project Finders' Fees                               72,750               -               -          12,750               -
---------------------------------------------------------------------------------------------------------------------------
Net (loss) for the period                       (1,596,553)        (26,105)           (373)        (86,336)       (280,918)
---------------------------------------------------------------------------------------------------------------------------

(Loss) per share, basic and diluted                                  (0.00)          (0.00)          (0.00)          (0.02)
---------------------------------------------------------------------------------------------------------------------------

Weighted average common
  shares outstanding - basic and diluted                        17,181,666      16,131,631      17,181,666      16,131,631
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)


                                                          Cumulative     Nine months     Nine months
Consolidated Statement of Cash Flows                   June 17, 1997           ended           ended
(Expressed in U.S. Dollars)                           (inception) to    September 30    September 30
(Unaudited)                                             September 30   ------------------------------
                                                                2004            2004            2003
-----------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities
Net (loss) for the period                            $    (1,596,553)  $     (86,336)  $    (280,918)
Adjustments to reconcile net loss to net cash used
in operating activities:
     -  stock based compensation                               9,500               -               -
     -  issuance of stock for services                       256,125          12,750         225,375

Changes in assets and liabilities
     -  prepaid expenses and deposits                              -               -               -
     -  accounts payable and accrued liabilities             110,647         (23,203)         23,951
-----------------------------------------------------------------------------------------------------
Net cash used in operating activities                     (1,220,281)        (96,789)        (31,592)
-----------------------------------------------------------------------------------------------------

Cash flows from (used in) financing activities
Proceeds from issuance of common stock                     1,274,229         150,000               -
-----------------------------------------------------------------------------------------------------
                                                                                                   -
Net increase (decrease) in cash and cash
equivalents                                                   53,948          53,211         (31,592)
Cash and cash equivalents, beginning of period                     -             737          32,486
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period             $        53,948   $      53,948   $         894
-----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements


Notes to the September 30, 2004 Consolidated Financial Statements
-----------------------------------------------------------------

Common  Shares  Outstanding

As at September 30, 2004, the Corporation's authorized capital stock consists of 50,000,000 common shares with a par value of $0.01 per share. There were 17,548,076 common shares issued and outstanding at September 30, 2004.

Stock  Options  Outstanding

At September 30, 2004 and December 31, 2003 the Company had 1,100,000 options outstanding with an exercise price of $0.15 per common share.


Application  of  Critical  Accounting  Policies

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.


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
The Company's accounting policies are described in note 2 to its December 31, 2003 consolidated financial statements. The Company's accounting policies relating to depreciation and amortization of property, plant and equipment are critical accounting policies that are subject to estimates and assumptions regarding future activities.

See note 2 (d) Significant Accounting Policies - Mineral Properties and Exploration Expenses described in its December 31, 2003 consolidated financial statements for the Company's policy on exploration costs and expenses. Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company's earnings and net assets.

Off-balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements or contractual obligations that are likely to have or are reasonably likely to have a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in the Company's financial statements.

Market  Risk  Disclosures

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

Controls  and  Procedures

(a) Within 90 days prior to the date of this report, the Company completed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial, and non-financial information, required to be disclosed on Form 20-F and in this Form 6-K, and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Based on the foregoing, the Company's management, including the President and Chief Financial Officer, have concluded that the Company's disclosure controls and procedures (as defined in Rules 240.13a-14(c) and 240.15d-14(c) of the Securities Exchange Act of 1934, as amended) are effective.

(b) There have been no significant changes in our internal controls, or in other factors, that could significantly affect these controls subsequent to the date of the evaluation hereof. No corrective actions were taken, therefore, with regard to significant deficiencies and material weaknesses.


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